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             June 8, 2022

       Ajay Patel
       Chief Accounting Officer
       Assertio Holdings, Inc.
       100 South Saunders Road, Suite 300
       Lake Forest, IL 60045

                                                        Re: Assertio Holdings,
Inc.
                                                            Form 10-K filed
March 10, 2022
                                                            File No. 001-39294

       Dear Mr. Patel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Life Sciences